Exhibit 99.5

RED WHITE & BLOOM BRANDS INC.

NOTICE OF CHANGE OF AUDITOR

TO: MNP LLP

AND TO: Macias Gini & O’Connell LLP

AND TO:British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Prince Edward Island Securities Office

Government of Newfoundland and Labrador Financial Services Regulation Division

Nova Scotia Securities Commission

TAKE NOTICE THAT:

(a)MNP LLP, the former auditors (the “Former Auditors”) of Red White & Bloom Brands Inc. (the "Corporation") have been requested to tender their resignation as the auditors of the Corporation effective June 11, 2021 and the directors of the Corporation on June 11, 2021 appointed Macias Gini & O’Connell LLP (the “Successor”), as the Corporation’s successor auditors;

(b)the Former Auditors were requested to resign by the Corporation;

(c)the resignation of the Former Auditors and the appointment of the Successor has been approved by the audit committee and confirmed by the board of directors of the Corporation;

(d)the Former Auditor has not issued any audit reports on the previous financial statements of the Corporation; and

(e)there are no reportable events (as defined in National Instrument 51-102).

DATED at Vancouver, British Columbia, Canada this 14th day of June, 2021.

BY ORDER OF THE BOARD

“Johannes van der Linde”

_______________________________

Johannes van der Linde, Director